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                            June 2, 2022

       Michael Amir Williams
       Chief Executive Officer
       Oasis Real Estate Investments 1, LLC
       840 Santee Street
       Suite 605
       Los Angeles, CA 90014

                                                        Re: Oasis Real Estate
Investments 1, LLC
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed May 12, 2022
                                                            File No. 024-11790

       Dear Mr. Williams:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 21, 2022 letter.

       Amendment No. 2 to Form 1-A filed on May 12, 2022

       Risk Factors, page 16

   1. We note your response to comment 8. Please add risk factor disclosure to address the risks associated with
investors agreeing to be bound by the power of attorney.
       Independent Auditors' Report, page F-1

   2.                                                   Please have your
independent auditor amend both their audit reports to
                                                        include the audit
report date in accordance with AU-C Section 700.
 Michael Amir Williams
Oasis Real Estate Investments 1, LLC
June 2, 2022
Page 2
3. We note the independent auditors' report for your financial statements for the period ended January 10, 2022. Please have your independent auditor revise the first sentence in the Auditors' Responsibility section for consistency with AU-C Section
700.
        You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-
3713 with any other questions.



                                                          Sincerely,
FirstName LastNameMichael Amir Williams
                                                          Division of
Corporation Finance
Comapany NameOasis Real Estate Investments 1, LLC
                                                          Office of Real Estate
& Construction
June 2, 2022 Page 2
cc:       Louis Amatucci, Esq.
FirstName LastName